EXHIBIT 99.1

DeFi Technologies Announces Launch of Brazilian Depositary Receipts for Institutional Investors on B3 Exchange

  DEFT access via BDRs: DeFi Technologies has received approval from the B3 Exchange to list Brazilian Depositary Receipts ("BDRs") representing its common shares under the ticker DEFT31, expected to begin trading on December 17, 2025, giving Brazilian institutional investors BRL-denominated, locally traded exposure via their existing brokerage and custody rails.
  Strategic Brazil footprint: The "DEFT31" BDR program is a strategic step to expand DeFi Technologies' visibility and institutional investor base in Brazil, aligning with the listing and availability of Valour's digital asset ETPs on the B3 Exchange and reinforcing the Company's broader international expansion strategy.
  Complementing global listings: Trading on B3 complements DeFi Technologies' existing Nasdaq listing (DEFT), integrating the Company more deeply into global capital markets while offering Brazilian investors a familiar, locally settled structure to access its growth.

TORONTO, Dec. 15, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance  ("DeFi"), is pleased to announce is pleased to announce that B3 S.A. – Brasil, Bolsa, Balcão ("B3") has approved the listing of Brazilian Depositary Receipts ("BDRs") representing DeFi Technologies' common shares, for institutional investors in Brazil.

The BDRs are expected to begin trading on B3 on December 17, 2025, under the ticker "DEFT31". DeFi Technologies intends to commemorate the launch with a market close event at B3 on December 19, 2025.

The DEFT31 BDRs will provide Brazilian institutional and qualified investors with local, BRL-denominated exposure to DeFi Technologies' common shares through the same brokers, custodians and post-trade infrastructure they already use for domestic securities, without the need to transact directly on international exchanges. BDRs are certificates issued in Brazil that represent shares of foreign companies and are traded and settled according to Brazilian market procedures.

The underlying DeFi Technologies common shares will continue to trade on Nasdaq (DEFT), Cboe Canada (DEFI) and the Frankfurt Stock Exchange (R9B).

This announcement follows the approval received by DeFi Technologies' subsidiary, Valour, from B3 to list four digital asset ETPs: Valour Bitcoin (BTCV), Valour Ethereum (ETHV), Valour XRP (XRPV), and Valour SUI (VSUI). These ETPs are expected to begin trading on December 17, 2025, giving Brazilian investors BRL-denominated, locally listed exposure via their existing brokerage and custody rails.

Strategic Significance of the DEFT31 BDR

Brazil has emerged as Latin America's largest and most cohesive financial market, with more than 213 million people connected through a single language (Portuguese) and a unified regulatory and capital-markets infrastructure. It is also the region's largest crypto economy, with an estimated US$318.8– US$319 billion in crypto value received between July 2024 and June 2025, accounting for nearly one-third of all activity in Latin America. Brazil also ranks 5th globally on the 2025 Global Crypto Adoption Index published by Chainalysis, with growth driven by both retail users and institutional-sized transactions.

This rapid expansion is occurring under a formal regulatory framework. Brazil's Virtual Assets Law (Law No. 14,478/2022) and subsequent Central Bank resolutions have established clear rules for virtual asset service providers, aligning crypto oversight with traditional financial-sector standards for governance, customer protection, AML/CTF controls and reporting.

Against this backdrop, the DEFT31 BDR program is intended to:

  Broaden access for Brazilian institutional investors that may be restricted from direct foreign equity investments, enabling them to participate in DeFi Technologies' growth through a local instrument.
  Increase visibility for DeFi Technologies within Brazil's sophisticated capital markets ecosystem, centred on B3, one of Latin America's most dynamic exchanges.
  Align corporate access with digital asset adoption, offering institutional investors a way to gain exposure not only to crypto assets themselves, but also to a listed technology company building infrastructure, ETPs and solutions around them.
  Accelerate Valour's Brazilian Expansion by providing institutional exposure to Valour, the wholly owned subsidiary of DeFi Technologies, that will list four digital asset ETPs on the B3 Exchange on December 17th 2025

Management Commentary

"Launching the DEFT31 BDRs on B3 is an important next step in our international capital markets strategy," said Johan Wattenström, Chief Executive Officer and Executive Chairman of DeFi Technologies. "Brazil is one of the world's most advanced and rapidly growing digital asset markets. By listing BDRs in São Paulo, we are giving Brazilian institutional investors a straightforward, locally traded way to participate in DeFi Technologies' growth as we continue to build regulated access to digital assets globally."

"Brazilian investors have already demonstrated strong demand for digital asset exposure, supported by a maturing regulatory environment and sophisticated market infrastructure," said Andrew Forson, President of DeFi Technologies. "The DEFT31 BDR program is designed to meet that demand at the corporate level. For institutions that already use B3 as their primary venue, DEFT31 provides a familiar structure, local settlement and governance standards they know, while delivering exposure to a company focused on bridging traditional markets and decentralised finance."

About B3 Exchange
B3 S.A. – Brasil, Bolsa, Balcão ("B3" or the "B3 Exchange") is the Brazilian stock exchange and one of the main financial market infrastructure companies in the world. Headquartered in São Paulo and listed on its Novo Mercado premium segment under the ticker B3SA3, B3 organizes and enables trading, clearing, settlement, registration and depository services across equities, derivatives and over-the-counter markets, as well as data and technology services. For more information please visit https://www.b3.com.br/en_us/

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to one hundred of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit  https://valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the listing of the BDRs on B3; geographic expansion of the Company;  investor interest and demand for Valour's ETP; investor confidence in digital assets generally; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products and common shares and BDRs of the Company by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Press, KCSA Strategic Communications, defi@kcsa.com; Johan Wattenstrom, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 15-DEC-25